SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 1st, 2012 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

    By letter dated October 1st, 2012, the Company reported that its Board of Directors called an Ordinary and Extraordinary Shareholders’ Meeting, to be held on October 31, 2012, at 13:30 h, at its registered office, located at Bolívar 108 1°, City of Buenos Aires, to discuss the following agenda:

1. Appointment of two shareholders to sign the minutes of Shareholders’ Meeting.
2. Reallocation of liabilities for deferred tax originated in the application of adjustment due to inflation.
3. Consideration of the documents set forth under Section 234, Paragraph 1, Law 19,550, for the fiscal year ended 06.30.2012.
4. Consideration of the performance of the Board of Directors.
5. Consideration of the performance of the Supervisory Committee.
6. Treatment and allocation of the result of the fiscal year ended on 06.30.2012, which posted a profit of $280,081,000. Consideration of payment of a cash dividend in an amount equivalent up to $56,016,200 in one or more installments. Delegation of the implementation thereof.
7. Consideration of Board of Directors’ compensation for the fiscal year ended on 06-30-2012, in the amount of $23,274,698 (total compensations), $17,213,516 in excess of the limit of 5% (five per cent) of the earnings, increased pursuant to Section 261 of Law 19,550 and the Regulations of the Argentine Securities Exchange Commission, on account of the amount proposed for dividends distribution. Delegation to the Board of Directors of the approval of the Auditing Committee‘s budget.
8. Consideration of the Supervisory Committee‘s compensation for the fiscal year ended on 06-30-2012.
9. Determination of the number and appointment of Regular Directors and Alternate Directors, if applicable.
10.   Appointment of Regular and Alternate Members of the Supervisory Committee.
11.  Appointment of Certifying Accountant for the next fiscal year and determination of his compensation.
12.  Updating of report on Shared Services Agreement.
13.  Treatment of amounts paid for shareholders’ Personal Assets Tax.
14.  Amendment to Section XVII of the By-laws of the company in respect to distance board of directors meetings. Delegations and authorizations.
15.  Updating of the information regarding the implementation of payment of a bonus to officers of the company set forth by Shareholders' Meetings dated 10.29.09, 10.29.2010 and 10.31.2011. Consideration of the approvals and delegations and the ratification and/or rectification for a new period.
16.  Treatment of holdings of convertible Notes issued by Alto Palermo SA (APSA) maturing in 2014, including but not limited to the acceptance of a repurchase offer and establishment of the conditions and minimum and maximum limits for the alienation thereof. Delegations and authorizations.

Note: the record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362, City of Buenos Aires, therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate of the book-entry shares account kept by CVSA and furnish it for deposit at Florida 537, Floor 18, City of Buenos Aires (4322-0033), from 10 to 18 h., until 10-25-2012 inclusively. The parties making such a deposit will be supplied with a certificate of admission to the Shareholders’ Meeting. When considering items 12 to 16 of the agenda, the Shareholders’ Meeting shall be extraordinary in nature, a quorum of 60% being required. Eduardo Sergio Elsztain Chairman, appointed by Shareholders’ Meeting dated 10-29-09, and Board of Directors’ Meeting of allocation of duties dated 10-30-09.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors
Dated: October 4, 2012